AM 12/14/2004

04014570

CM 12/10

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Equibond, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 Wilshire Blvd. Suite 1700
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

RECEIVED NOV 29 2004 SECURITIES PROCESSING WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Lustig (310) 260-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 16 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Lustig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equibond, Inc., as of September 30, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 1st day of Oct, 2004

Georgia Goodman
Notary Public

Signature

Title

GEORGIA GOODMAN
Commission # 1282668
Notary Public - California
Los Angeles County
My Comm. Expires Nov 29, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equibond, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Equibond, Inc.

I have audited the accompanying statement of financial condition of Equibond, Inc. as of September 30, 2004, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibond, Inc. as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 22, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Equibond, Inc.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$ 174,560
Marketable securities, at market	109,570
Receivable from related party	998
Prepaid income taxes	14,724
Furniture, equipment, and leasehold improvements (net of $291,167 accumulated depreciation)	30,629
Deposits	67,598
Deferred tax assets	84,175
Other assets	600
Total assets	$ 482,854

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities	
Commissions and accounts payable	$ 45,019
Salaries and bonuses payable	5,792
Deferred taxes payable	2,368
Total liabilities	53,179
Stockholder's equity	
Common stock, no par value, authorized 100,000 shares, issued and outstanding 5,000 shares	50,000
Additional paid-in capital	617,000
Accumulated deficit	(237,325)
Total stockholder's equity	429,675
Total liabilities & stockholder's equity	$ 482,854

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Operations
For the year ended September 30, 2004

Revenues	
Commissions	$ 55,196
Net inventory and investment gains	1,409,575
Interest and dividends	26,974
Other income (loss)	(3,174)
Total revenues	1,488,571
Expenses	
Employee compensation and benefits	626,522
Commissions and floor brokerage	434,719
Communications and quotations	109,138
Occupancy and equipment rental	261,267
Interest	1,868
Taxes, other than income taxes	39,244
Other operating expenses	155,767
Total expenses	1,628,525
Loss before income taxes	(139,954)
Income taxes provision (loss)	(17,456)
Net income (loss)	$ (122,498)

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, at September 30, 2003	$ 50,000	$ 617,000	$(114,827)	$ 552,173
Net income (loss)	–	–	(122,498)	(122,498)
Balance, at September 30, 2004	$ 50,000	$ 617,000	$(237,325)	$ 429,675

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Statement of Cash Flows
For the year ended September 30, 2004

Cash flow from operating activities		
Net (loss) income		$ (122,498)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 31,217	
(Increase) decrease in:		
Receivable from clearing firm	232,552	
Marketable securities, at market	2,501	
Deferred income tax benefits	(17,150)	
(Decrease) increase in:		
Commissions payable and accounts payable	15,978	
Salaries payable	(1,156)	
Deferred income taxes	(1,361)	
Total adjustments		262,581
Net cash and cash equivalents provided by operating activities		140,083
Cash flows from investing activities		
Purchase of equipment	(9,688)	
Net cash and cash equivalents provided by investing activities		(9,688)
Cash flows from financing activities		
Loans made to related party	(998)	
Net cash and cash equivalents used in financing activities		(998)
Net increase (decrease) in cash and cash equivalents		129,397
Cash and cash equivalents at the beginning of the year		45,163
Cash and cash equivalents at the end of the year		$ 174,560

Supplemental disclosure of cash flow information

Cash paid during the period ended September 30, 2004	
Income taxes	$ 800
Interest	$ 1,868

The accompanying notes are an integral part of these financial statements.

Equibond, Inc.
Notes to Financial Statements
September 30, 2004

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Equibond, Inc. (the "Company") was incorporated in the State of California in September 1994. In April, 1995, the Company registered as a broker dealer in securities with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").

The Company trades on a fully disclosed basis whereby the execution and clearance of trades are handled by an outside clearing firm.

The Company trades equities and fixed income products executed on an exchange or over the counter. The firm does not hold customer funds and/or securities. The Company has over 120 clients, with 45% of the clientele located primarily in southern California, 45% in Pennsylvania and 10% throughout the United States. Approximately 15% of the clients account for 30-50% of the commission income.

Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Marketable securities are valued at month end market value. The resulting difference between cost and market value is included in net inventory and investment gains. Investments, not readily marketable are valued at cost.

The Company uses the straight line method of depreciation over the estimated useful lives, ranging from three (3) to ten (10) years.

Deferred income taxes are provided under the Statement of Financial Accounting Standards No. 109. This standard provides a balance sheet approach to income tax accounting. The principal difference between the financial reporting and tax basis of the assets and liabilities is the rapid depreciation write off of fixed assets for taxes,and the carryforward of net operating losses to offset future income.

Rent expenses for the year ending September 30, 2004 were $248,508.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Advertising costs are expensed as incurred.

Note 2: MARKETABLE SECURITIES, AT MARKET

The Company purchases marketable securities for long-term investments and trading. The Company considers its marketable securities as trading marketable securities, as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Accordingly unrealized gains (losses) on investments are included in the profit and loss statement.

The market values consisted of the following at quoted market values:

Stocks	$ 2,070
Obligation of U.S. Government	107,500
Total	$ 109,570

The gross unrealized holding loss of $2,501 is included in net inventory and investment gains.

Note 3: PROPERTY AND EQUIPMENT, NET

Property is stated at cost and summarized by major classification as follows:

Furniture & fixtures	$ 107,036
Machinery & equipment	214,760
Total furniture & equipment	321,796
Less: Accumulated depreciation	(291,167)
Net furniture, equipment, & leasehold improvements	$ 30,629

Depreciation expense for the year was $31,217.

Equibond, Inc.
Notes to Financial Statements
September 30, 2004

Note 4: INCOME TAXES

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
States tax expense (benefit)	$ 464	$ (5,782)	$ (5,318)
Federal tax expense (benefit)	(770)	(11,368)	(12,138)
Total tax benefit	$ (306)	$ (17,150)	$ (17,456)

The Company has available at September 30, 2004, certain Federal and State Net Operating Losses (NOL's), which be carried forward to offset future taxable income. The Federal NOL's expire in 20 years and the state NOL's expire in three (3) to five (5) years. The Federal NOL's produce a deferred tax asset of approximately $44,048 and the State NOL's produce a deferred tax asset of approximately $40,127.

Note 5: RELATED PARTY TRANSACTIONS

The Company's sole shareholder owes 100% of JHL Holdings Company. The Company is carrying a receivable of $998 from JHL Holding Company. In addition, the Company's sole shareholder and JHL Holdings Company are the only two members of Equibond, LLC. Prophecy Partners, LP is a hedge fund managed by Equibond, LLC. Both the Company's sole shareholder and Equibond, LLC are limited partners of Prophecy Partners, LP.

Prophecy Partners LP has a customer account with the Company. For the year ended September 30, 2004, the Company earned $61,355 in commissions from trades done in the Prophecy Partners LP account .

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>
(Continued)

The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2004, the Company had net capital of $228,708, which was $128,708 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($50,811) to net capital was 0.22 to 1, which is less than the 15 to 1 maximum ratio allowed.

Equibond, Inc.
Notes to Financial Statements
September 30, 2004

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is no difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 228,708
Adjustments:		
Accumulated deficit	$ 9,387	
Deferred taxes payable	(9,387)	
Total adjustments		–
Net capital per audited statements		$ 228,708

Equibond, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2004

Computation of Net Capital		
Stockholder's equity		
Common stock	$ 50,000	
Additional paid-in capital	617,000	
Accumulated deficit	(237,325)	
Total stockholder's equity		$ 429,675
Additions to net capital		
Deferred income taxes payable	2,368	
Total additions		2,368
Total stockholder's equity and allowable additions		432,043
Deductions to net capital		
Non allowable assets		
Property and equipment, net	(30,629)	
Deposits	(67,598)	
Prepaid income taxes	(14,724)	
Deferred income tax assets	(84,175)	
Receivable from related party	(998)	
Other assets	(600)	
Total non-allowable assets		(198,724)
Total net capital before haircuts		233,319
Haircuts on securities		
Haircut on marketable securities	(4,611)	
Total haircuts		(4,611)
Net capital		228,708
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,387	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 128,708
Ratio of aggregate indebtedness to net capital	0.22: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated September 30, 2004. See Note 8.

See independent auditor's report.

Equibond, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2004

A computation of reserve requirement is not applicable to Equibond, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.
Schedule III-Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of September 30, 2004

Information relating to possession or control requirements is not applicable to Equibond, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Equibond, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Equibond, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Equibond, Inc.(the "Company") for the year ended September 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Equibond, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 22, 2004